HART & TRINEN
                                Attorneys at Law

                             1624 Washington Street
                             Denver, Colorado 80203
                                 (303) 839-0061
                              (303) 839-5414 (fax)

                                 March 22, 2006

Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Energas Resources, Inc.
            Post-Effective  Amendment No. 3 to Registration
            Statement on Form SB-2
            File Number 333-119075

Dear Ms. Levy:

     This office represents Energas Resources, Inc. (the "Company"). Post-Effective Amendment No. 3 to the Company's Registration Statement on Form SB-2 has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated March 16, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.


1.   Comment complied with.

2.   Comment complied with.

3.   Comment complied with.

4. We removed Mr. and Mrs. Tyson as selling shareholders from this registration statement. With the exception of Mr. and Mrs. Tyson's shares which will be registered by means of the Company's other registration statement on Form SB-2 (Commission File No. 333-132276) substantially all of the shares owned by Mr. and Mrs. Tyson may be sold by means of Rule 144.

5.   Comment complied with.

6.   Comment complied with.

7.   Comment complied with.

      If you should have any questions concerning the above please do not hesitate to contact the undersigned.

                                    Very truly yours,

                                    HART & TRINEN, L.L.P.


                                    William T. Hart
WTHap